UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              ENCORIUM GROUP INC.
                              -------------------
                         (formerly Covalent Group, Inc.)
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    29257R109
                                    ---------
                                 (CUSIP Number)

                                Sven-Erik Nilsson
                              11, Chemin de Jaillet
                           CH-1277 Borex, Switzerland
                                 +41 22 367 2290
                                 ---------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 1, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No.  29257R109

1. Name of Reporting  Person:  Sven-Erik  Nilsson
   I.R.S.  Identification  no. of Above Person (entities only):

2. Check the Appropriate Box if a Member of a Group:                    (a) [ ]
                                                                        (b) [X]

3. SEC Use Only

4. Source of Funds: 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: Sweden

NUMBER OF          7.    Sole Voting Power:  1,017,351
SHARES
BENEFICIALLY       8. Shared Voting Power: 0
OWNED BY EACH
REPORTING          9. Sole Dispositive Power: 1,017,351
PERSON WITH
                   10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,017,351

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11): 5.8 %

14. Type of Reporting Person: IN



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Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock, $0.001 par value per share, of Encorium Group, Inc. (formerly Covalent Group, Inc.) located at One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, PA 19087.


Item 2. Identity and Background

         (a) The name of the reporting person is Sven-Erik Nilsson.

         (b) The reporting person resides at 11, Chemin de Jaillet, CH-1277 Borex, Switzerland.

         (c) The principal occupation of the reporting person is as a private investor, conducted from his residence at 11, Chemin de Jaillet, CH-1277 Borex, Switzerland.

         (d) During the last five years, the reporting person has not been convicted in a criminal proceeding.

         (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the kind described in Item 2(e).

         (f) The reporting person is a citizen of Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

         The reporting person has acquired the securities of Encorium Group, Inc. ("ENCORIUM") reported in this Schedule 13D as a result of the business combination (the "Business Combination") between Encorium and Remedium Oy, a Finnish corporation ("REMEDIUM"). The Business Combination was effected pursuant to a combination agreement, dated March 2, 2006 and later restated on July 6, 2006 (the "COMBINATION AGREEMENT"), between Encorium and all of the stockholders of Remedium (including the reporting person). The Business Combination closed on November 1, 2006. In the Business Combination, Encorium purchased all of the issued and outstanding shares of capital stock of Remedium and Remedium is now a wholly-owned subsidiary of Encorium. In consideration for all of the outstanding shares of Remedium capital stock, Encorium paid cash and shares of Encorium Common Stock to Remedium stockholders. All Remedium stockholders have become stockholders of Encorium. The reporting person was a principal stockholder of Remedium and he surrendered all of his Remedium shares in exchange for the shares of Common Stock of Encorium he received in the Business Combination.


Item 4.       Purpose of Transaction.

         The reporting person acquired the Encorium Common Stock reported on this Schedule 13D in connection with the Business Combination described in Item
3. Upon the closing of the Business Combination with Encorium on November 1, 2006, Remedium became a wholly-owned subsidiary of Encorium. The reporting person is neither an officer nor a director of Encorium.

         As described under Item 6 below, the reporting person will receive additional shares of Encorium Common Stock pursuant to the earn-out and hold-back provisions of the Combination Agreement. The reporting person's ability to dispose of the shares of Encorium Common Stock beneficially owned by him is limited pursuant to the lock up agreement described in Item 6. The reporting person may at any time and from time to time may acquire additional shares of Encorium Common Stock, dispose of any or all of his Encorium Common Stock and engage in discussions with Encorium stockholders, depending upon personal investment considerations and personal liquidity requirements of the reporting person.

         Except as described under this Item or any other Item of this Schedule 13D, the reporting person does not have any present plan or proposal that would relate to, or result in, any of the matters set forth under subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

          (a) As of the date hereof, the reporting person beneficially owns an aggregate of 1,017,351 shares of Encorium Common Stock, representing approximately 5.8% of the outstanding Encorium Common Stock.

          The reporting person's ability to sell their shares of Encorium Common Stock is limited due to a lock-up agreement, dated November 1, 2006, restricting sales of his shares for a period of nine months from November 1, 2006.

         (b) The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, with respect to all the 1,017,351 shares of Encorium Common Stock beneficially owned by him.

         (c) The reporting person received all of the shares of Encorium Common Stock reported herein on November 1, 2006, in connection with the closing of the Business Combination.

         (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

COMBINATION AGREEMENT. Pursuant to the earn-out provisions of the Combination Agreement, on or prior to April 10, 2007 (or at a later date if the dispute resolution provisions of the Combination Agreement are required to determine the number of shares), the Remedium stockholders (including the reporting person) will be entitled to receive an additional number of shares of Encorium Common Stock - the "earn-out shares" - based on Remedium's net revenue for the fiscal year ending December 31, 2006 as follows:

- an aggregate of approximately 1,060,071 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 10,700,000 (equal to the quotient obtained by dividing (i) $3,000,000 by (ii) $2.83); or

- an aggregate of approximately 706,714 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 9,500,000 but is equal or less than EUR10,700,000 (equal to the quotient obtained by dividing (i)$2,000,000 by (ii) $2.83); or

- an aggregate of approximately 353,357 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 8,300,000 but is equal or less than EUR 9,500,000 (equal to the quotient obtained by dividing (i) $1,000,000 by (ii) $2.83); or

- if Remedium net revenue is equal to or less than EUR 8,300,000, the Remedium stockholders are not entitled to any earn-out shares.

The reporting person will receive 19.19% of the aggregate number of earn-out shares to be issued, representing approximately 203,428, 135,618, 67,809 or 0 additional shares of Encorium Common Stock to be received by the reporting person, depending on which earn-out threshold will be met. The reporting person will receive 19.19% of the aggregate number of earn-out shares issued by Encorium.

Subject to adjustment, on November 1, 2007, Encorium will issue to the Remedium stockholders (including the reporting person) an aggregate of approximately 706,714 shares of Encorium Common Stock (equal to the quotient obtained by dividing (i) $2,000,000 by (ii) $2.83). The aggregate number of shares may be subject to decrease as a result of post-closing adjustments under the Combination Agreement, such as indemnification liabilities. The reporting person will receive 19.19% of the aggregate number of such shares to be issued. Assuming receipt of the maximum number of such shares without adjustments, the reporting person would receive approximately 135,618 additional shares of Encorium Common Stock. The reporting person will receive 19.19% of the aggregate number of such shares issued by Encorium.


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


LOCK-UP AGREEMENT. The reporting person is subject to a lock-up agreement, dated November 1, 2006, which restricts his ability to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose sell his shares of Encorium Common Stock for nine months from November1, 2006. The reporting person may, however, (A) transfer any or all of the shares
(i) by gift, will or intestacy or (ii) to any trust for the direct or indirect benefit of the reporting person or his immediate family, provided that any such transfer shall not involve a disposition for value and (B) pledge his shares; provided, however, that in any such case it shall be a condition to the transfer that the transferee or pledgee, as applicable, execute an agreement stating that the transferee or pledgee, as applicable, is receiving and holding the shares subject to the provisions of the lock-up agreement, and there shall be no further transfer or pledge, as applicable, of such shares except in accordance with the lock-up agreement.

Item 7. Material to be Filed as Exhibits.

The following exhibits are incorporated herein by reference:

1. Amended and Restated Combination Agreement, dated July 6, 2006, incorporated by reference to Exhibit 2.1 to Form 8-K of Encorium Group, Inc. (formerly Covalent Group, Inc.), filed with the SEC on July 7, 2006.

2. Form of Lock-Up Agreement, incorporated by reference to the Exhibits of the Combination Agreement which was filed as Exhibit 2.1 to Form 8-K of Encorium Group, Inc. (formerly Covalent Group, Inc.), filed with the SEC on July 7, 2006.





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                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: November 10, 2006




                                            By: /s/ Sven-Erik Nilsson
                                                ---------------------
                                            Name: Sven-Erik Nilsson







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